

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

W. Lance Anderson
Chairman and Chief Executive Officer
NovaStar Financial, Inc.
2114 Central Street, Suite 600
Kansas City, Missouri 64108

> **Re:** **NovaStar Financial, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 18, 2011**
> **File No. 333-171115**

Dear Mr. Anderson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to prior comments 10 and 12. We will review any additional fairness opinions and/or presentation materials as they are filed, but you should provide us with a reasonable amount of time for review.

Elimination of Series C Preferred Stock, page 29

2. We note your response to prior comment 3. Your revised disclosure indicates that holders of the Series C preferred stock who do not participate in the offer could be paid for their shares within 10 business days of expiration of the exchange offer. We continue to believe that this conflicts with Rule 13e-4(f)(6). Revise your disclosure accordingly, or cite the authority upon which you rely to structure your transaction in this manner.

Background of the Series C Offer and Consent Solicitation, page 38

3.   You state on page 41 that the company believes that "the value received from a
        liquidation of its assets today would not exceed the value of its liabilities and
        liquidating preference of its preferred stock, and thus, the Series C Holders would
        receive no benefit from a liquidation." Please clarify this disclosure, the initial part of
        which appears to admit the possibility that a liquidation of your assets could generate
        sufficient value to satisfy the liquidation preference of your preferred stock.

Considerations by the Board of Directors of the Company, page 44

4.   We note your response to prior comment 12. The summary of the December 10,
        2010 presentation by Stifel now contained in your document does not satisfy the
        disclosure standard set forth in Item 1015(b)(6). Revise to include this information,
        or advise us as to how you have otherwise complied with this item.

Opinion of NovaStar's Financial Advisor, page 45

5.   We note your response to prior comment 11. Disclose how Stifel determined that
        "the totality of the factors considered and analyses performed operated collectively to
        support its determination as to the fairness from a financial point of view." See Item
        1015(b)(6) of Regulation M-A.

Findings and Conclusions of the Special Committee, page 52

6.   Please clarify, in the opening paragraph of this section as well as the opening
        paragraph of the following section relating to the conclusions of the board of
        directors, that the terms of the offer are fair to the unaffiliated Series C preferred
        stockholders, including both those who participate in the Series C Offer and those
        who do not, from substantive and procedural points of view. In addition, please
        provide your analysis as to how it is appropriate to include disclosure regarding
        fairness to holders of your common stock in the Special Factors section of a
        document being delivered only to holders of your Series C preferred stock. Refer to
        Rule 13e-3(a)(4) under the Exchange Act.

7.   If you continue to include, in an appropriate section of the document, disclosure
        regarding fairness to the common stockholders, including a financial advisor's
        opinion to that effect, please include a legend, highlighted by prominent type or in
        another manner, stating that the fairness of the transaction to your current common
        stockholders is of no or limited relevance to the holders of your Series C preferred
        stock, and that the interests of those common stockholders may in fact be adverse to
        those of the holders of your Series C preferred stock, or advise how you determined
        otherwise.

8.   We note your response to prior comment 16 and reissue that comment. Your
        financial advisor has provided you with an opinion that addresses fairness of "the
        recapitalization," which includes more than the Series C Offer and Consent

Solicitation, to the current holders of your common stock. Advise how this is of significance in determining fairness to the holders of your Series C preferred stock. This matter is of particular importance given that the board of directors appears to have adopted Stifel's analysis as its own in considering the fairness of the transaction to "the Company and its shareholders." See the last paragraph on the bottom of page 44.

9. Please revise your disclosure to explain the significance to your fairness determination of the paragraph relating to NOLs appearing on page 52.

10. Revise the second full paragraph on page 53. The board is required to make its own determination as to fairness, and cannot state that the transaction is fair if a majority of Series C preferred holders determine to participate.

11. We refer to the final bullet point on page 53. If you retain this bullet point in the section addressing fairness to the holder of the Series C preferred stock, revise to address the impact of this factor solely on holders of Series C preferred stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration

W. Lance Anderson
NovaStar Financial, Inc.
March 7, 2011
Page 4

statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        If you have questions or comments please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3233. If you require further assistance, you may contact David L. Orlic, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3503.

Sincerely,

Tom Kluck
Legal Branch Chief